August 19, 2008

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:          Fronteer Development Group Inc. (the “Corporation”)

Pursuant to Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Jim Ashton, P.Eng. to the use and public filing of the amended and restated technical report entitled “Technical Report on the Northumberland Project Nye County, Nevada, USA: Resource Update 2008, dated July 28, 2008, as amended August 8, 2008”, by the Corporation. I confirm that I have read the Corporation’s news release, dated August 8, 2008, and that it fairly and accurately represents the information in the amended technical report. I consent to the use and public filing of the extracts of the technical report that are contained in the news release.

Sincerely, “James W. Ashton” Jim Ashton, P.Eng.